UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

DUMA ENERGY CORP

(Name of Issuer)

Common Stock

(Title of Class of Securities)

264567108

(CUSIP Number)

Kent Watts,  3803 Pine Branch Drive  Pearland,  Texas  77581  Phone : 281-978-2590

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 09, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
WATTS KENT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,621,905 shares (1)

	8	SHARED VOTING POWER
Nil shares

	9	SOLE DISPOSITIVE POWER
9,621,905 shares (1)

	10	SHARED DISPOSITIVE POWER
Nil Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,621,905 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.95%

14	TYPE OF REPORTING PERSON
IN

(1) Represents 7,984,305 shares of Common Stock and 8,188 shares of Series A Convertible Preferred Stock, which has a stated value of $400 per share and a conversion price of $2.00 per share. The Preferred Stock has voting rights for its 1,637,600 common stock equivalent shares.

(2) Beneficial ownership percentage is computed using 62,740,882 common shares, which is number of shares outstanding on December 9, 2013.

Item 1.	Security and Issuer

This statement relates to the voting common stock, par value $0.001, of Duma Energy Corp., a Nevada corporation (the "Issuer"). The Issuer maintains its principal executive offices at 800 Gessner, Suite 200, Houston, Texas 77024.

Item 2.	Identity and Background

(a)	This statement is filed by Mr. Kent Watts.

(b)	The business address for Mr. Watts is: 3803 Pine Branch Drive Pearland, Texas 77581-8797

(c)
Mr. Watts is the Chairman and Chief Executive Officer of Hydrocarb Corporation, a Nevada Corporation, which is 100% owned by the Issuer. In addition, Mr. Watts is a director of, and the Chairman of the board of, the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Watts is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Watts acquired 7,989,698 shares of the Issuer's Common Stock and 8,188 shares of the Issuer's Series A Preferred Stock at the closing of the Share Exchange Agreement ("Agreement") whereby Duma Energy Corp acquired Hydrocarb Corporation. The agreement is included as Exhibit 10.1 to Duma's 8-K filed on December 3, 2013 disclosing the Agreement.

Prior to the Agreement, Mr. Watts owned 4,607 shares of the Issuer's common stock, which he acquired in an open market purchase with personal funds.

Item 4.	Purpose of Transaction

Kent Watts acquired his interest in shares of the Issuer's common stock as part of his overall investment strategy.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)
For the purposes of this statement, Kent Watts is reporting herein that as of December 9, 2013 and as of the date hereof, he was the beneficial owner of 9,621,905 shares (or approximately 14.95%) of the Issuer's common stock, consisting of 7,984,305 shares of common stock and 8,188 shares of Series A Preferred Stock, which are convertible into 1,637,600 shares of common stock.

(b)
For the purposes of this statement, Kent Watts is reporting herein that as of December 9, 2013 and as of the date hereof, he had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 9,621,905 shares (or approximately 14.95%) of the Issuer's common stock, consisting of 7,984,305 shares of common stock and 8,188 shares of Series A Preferred Stock, which are convertible into 1,637,600 shares of common stock.

(c)
As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Persons other than as disclosed herein.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)
As of the date hereof, to the best knowledge and belief of the undersigned, no person other than the Reporting Persons had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting Persons has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to Be Filed as Exhibits

Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 09, 2013	By:	/s/ Kent Watts

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes: Beneficial ownership percentage is computed using 62,740,882 common shares, which is number of shares outstanding on December 9, 2013.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)